SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

October 19, 2018

1803/2018-SAE

Gafisa S.A.

Attn. Mrs. Ana Maria Loureiro Recart

Investor Relations Officer

Re: Clarifications on the news article published in the press

Dear Sirs,

With regards to the news article published by newspaper “Valor Econômico,” on October 19, 2018, entitled “Gafisa suspends payments to its suppliers,” it mentions, among other information that:

  The Company suspended payments to suppliers of products and services, including installments on land acquisitions;
  Gafisa’s suspension of payment to suppliers is already reflected in the company’s building activities, which may jeopardize the works schedule.

We request clarifications on the items above until 2:00 p.m. of October 19, 2018, with your confirmation or not, as well as other information deemed relevant.

Sincerely yours,

Ana Lucia da Costa Pereira

Superintendence of Companies Oversight and Equities Offerings

B3 S.A. – Brasil, Bolsa, Balcão

Copy to:

CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission)

Mr. Fernando Soares Vieira – Companies Relations Superintendence

Mr. Francisco José Bastos Santos – Market Relations and Brokers Superintendence

GAFISA S.A.

CNPJ/MF nº 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

São Paulo / SP, October 19, 2018

1803/2018-SAE

To

B3 S.A. – Brasil, Bolsa, Balcão

Superintendence of Companies Oversight and Equities Offerings

Attn. Mrs. Ana Lucia da Costa Pereira

Re: Clarifications on the news article published in the press

Dear Sirs,

We refer to your Official Letter No. 1803/2018-SAE of October 19, 2018, where you request our confirmation on the news article published in newspaper “Valor Econômico,” on October 19, 2018, entitled “Gafisa suspends payments to its suppliers.”

In reply, Gafisa S.A. (“Gafisa” or the “Company”) clarifies that:

With regards to the first item pointed out by CVM, 1. The Company suspended payments to suppliers of products and services, including installments on land acquisitions; Gafisa informs that it sent a notice to a specific group of suppliers, informing the temporary suspension of payments and the resumption of payments no later than November 26. As informed by the Company in the notice, this measure was taken to reassess the internal strategies in light of the transitional phase Gafisa’s leadership is going through, being necessary that the new Management takes cognizance and properly assess its cash availabilities and obligations.

With regards to the second item pointed out by CVM, 2. Gafisa’s suspension of payment to suppliers is already reflected in the company’s building activities which may jeopardize the works schedule; the Company affirms that, as per position given to the referred newspaper, “This decision is part of the company ’s restructuring to improve processes and payment flow. This decision involves a certain group of suppliers and does not aim at impacting the Company’s work schedule.  Management is aware of its commitments assumed and has been working hard to regularize its operations and activities”.

Below, the notice sent to this group of suppliers on October 15, for their acknowledgement:

“Dear supplier,

We have been going through a transitional phase in the Company’s administrative leadership, and during such a process, we are reassessing a few internal strategies. Therefore, we inform that our payments are temporarily suspended, as of October 15.

We undertake to resume this process within the maximum term of November 26, or before, if possible. As of referred date, we will have a specific date for your payment.

We thank your understanding. In case of any doubt, please contact your contract manager or contact us via e-mails: fornecedores-suprimentos@gafisa.com.br or iseo@gafisa.com.br

Sincerely yours,

GAFISA”

The Company reaffirms its commitment to the adequate disclosure of information to the market and remains at this agency’s disposal to give any further clarification deemed necessary.

Sincerely yours,

GAFISA S.A.

Ana Maria Loureiro Recart

Chief Executive Officer, Chief Financial and Investor Relations Officer

Copy to.: CVM – Comissão de Valores Mobiliários  (Brazilian Securities and Exchange Commission)

Mr. Fernando Soares Vieira – Companies Relations Superintendence

Mr. Francisco José Bastos Santos – Market Relations and Brokers Superintendence

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 19, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer